Organigram Invests in Sanity Group, a Leading German Cannabis Company

Second “Jupiter” investment strengthens Organigram’s European access, including to the high-growth market of Germany

Highlights:
•Concurrent to the investment, Organigram and Sanity Group have entered into a new supply agreement to include significantly higher volumes and the intention to work together on the commercialization of Organigram’s brands and intellectual property (IP) in Germany.
•Investment in the form of an unsecured convertible note combined with a minority equity stake in Sanity Group.
•Organigram entitled to appoint a representative to Sanity Group’s Board of Directors.

TORONTO, June 25, 2024 --- Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce its first significant strategic investment aimed at expanding its presence in the European cannabis market. Using proceeds from its Jupiter strategic investment pool, the Company has agreed to invest €14 million (~ C$21 million) initially comprised of €11.5 million via an unsecured convertible note and €2.5 million to purchase equity interests from existing Sanity Group founders and shareholders providing the Company with a minority stake in Berlin-based cannabis company Sanity Group GmbH (“Sanity” or “Sanity Group”). In addition, the Company may advance another €3 million (~ C$4.5 million) as a second tranche of the unsecured convertible note for future opportunities to be pursued by Sanity subject to the satisfaction of certain conditions.

Sanity has quickly established itself as a leader in the German cannabis market where it maintains a robust distribution network with over 2,000 pharmacies working with approximately 5,000 physicians in Germany. Sanity currently holds approximately a 10% share of the German medical cannabis market where its medical brand, avaay, is estimated to hold the number two position and has shown impressive revenue growth since the recent legal reforms regarding partial legalization of adult-use recreational cannabis in Germany. Additionally, Sanity is currently participating in a Swiss recreational cannabis pilot program in the Basel canton, with one store operational and a plan to expand its retail footprint in Switzerland. In the coming months, Sanity is expected to invest in proprietary distribution channels providing it with what it believes will be a competitive advantage that capitalizes on new medical consumers entering the market.
The Company's investment also expands the previously announced supply agreement between Organigram and Sanity Group. Until such time as Organigram receives EU-GMP certification at its Moncton production facility, Sanity Group has committed to purchase significantly higher annual volumes of dried flower under the new agreement as compared to the previous one. Once Organigram receives EU-GMP certification in Moncton, Sanity Group will shift its annual purchase commitment from Organigram to a percentage of its overall assortment of flower offerings for the European market. Organigram expects to complete its final EU-GMP audit before the end of the calendar year. Additionally, the new commercial agreement contemplates, subject to terms and conditions, avenues by which Organigram can launch its industry-leading brands, products, and IP in the German market.
“A meaningful presence in Germany and Europe are essential to achieving our ambitions to be a global cannabis leader. We believe that after Canada, Germany will emerge as one of the more promising markets under a nationally legal model,” said Paolo De Luca, Chief Strategy Officer of Organigram. “With its evolving program for medical cannabis and recent limited legalization for recreational consumption, Germany may eventually adopt a full adult-use cannabis framework. This growth opportunity is magnified by positive regulatory developments in several neighbouring European jurisdictions where Sanity Group is expanding its presence,” he concluded.
“Our investment in Sanity Group establishes a significant European footprint for us. Organigram benefits from Sanity’s expertise and insights in the German (and in the future) other European cannabis markets. This has the potential to provide a pathway for us to launch our own brands and industry-leading IP through Sanity’s extensive distribution network. This relationship also bolsters our European revenue generation through a significantly expanded commercial agreement,” said Beena Goldenberg, CEO of Organigram.
“We are extremely pleased to close this strategic financing with Organigram who has consistently demonstrated itself to be a leader in the highly competitive and regulated Canadian cannabis market,” said Finn Hansel, co-founder and CEO of Sanity Group. “With its commitment to responsible R&D, innovation and product development, including through its relationship with BAT (British American Tobacco), we feel that we have chosen a partner that will support us in becoming a leader in the rapidly expanding legal European markets,” he concluded.

The German and European Cannabis Market
The German cannabis industry is poised for significant expansion following the recreational cannabis legal reforms enacted on April 1, 2024. According to BDSA estimates, Germany is expected to bring in ~USD$1.5 billion in total sales in 2024, set to grow to ~USD$3.7 billion by 2027. This remarkable growth is driven by a 30-50% increase in medical cannabis prescriptions since April 1, 2024, a likely result of the regulatory framework changes that may have accelerated the shift by consumers from the illicit market to the legal market. Germany’s cannabis industry progress is also anticipated to create a ‘ripple effect’, potentially shaping economic, regulatory, public health, and cultural landscapes across Europe. The success of Germany's cannabis industry could serve as a catalyst for a more unified and progressive approach to cannabis legalization and regulation across the continent.

Strategic Rationale and Potential Opportunities
•Establishes a significant European footprint for Organigram through a leading regional cannabis company with a presence in multiple markets.
•Organigram benefits from Sanity’s expertise and insights in the German (and in future) other European cannabis markets.
•Provides a pathway for Organigram to launch its own brands and industry-leading IP in Europe through Sanity’s extensive distribution network.
•Bolsters Organigram’s European revenue generation through an expanded commercial agreement with improved terms and commitments.
•Further investment opportunities may allow Organigram to increase its unsecured convertible note and ownership position in Sanity Group.

Investment Details
•€14 million initial investment consists of €11.5 million structured as an unsecured convertible note (the “Note”) issued by Sanity Group to the Company as lender and €2.5 million of already issued equity interests purchased from existing shareholders.
•The Note yields 10% annual paid-in-kind (PIK) interest for a minimum of three years and is convertible at a discount to the price established by Sanity Group’s next qualified financing into the most senior class of shares (currently Series B).
•Organigram has an option, subject to certain terms and conditions, to invest an additional €3 million on substantially the same terms as the Note which would bring its total investment to €17 million.
•Sanity’s use of proceeds includes investments in various initiatives that are expected to give it access to over 100,000 patients, and aid in recreational cannabis pilot project expansion in applicable regions.
•Notable previous investors in Sanity Group include BAT, Casa Verde Capital (Snoop Dog), Will.i.am (Black Eyed Peas), Navy Capital, Scooter Braun and Alyssa Milano amongst others.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary Organigram Inc. is a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to expand the Company’s global footprint. Organigram has also developed and acquired a portfolio of adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates production facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

About Sanity Group
Berlin-based Sanity Group aims to improve people’s quality of life through the use of cannabinoids and the endocannabinoid system. In addition to pharmaceuticals, the focus is also on wellbeing and cosmetic products that utilize cannabinoids. Sanity Group, founded in Berlin in 2018 by Finn Age Hänsel, includes Vayamed and AVAAY Medical (medicinal cannabis), Endosane Pharmaceuticals (minority investment in finished pharmaceuticals), and VAAY (wellbeing). Close to Frankfurt, Sanity Group also operates a storage facility for cannabis extracts and flower. More information can be found on sanitygroup.com/press.

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram and Sanity Group to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include applicable regulatory and market conditions in Germany and other European markets in future, the ability to conclude terms related to any future licensing and brand opportunities in Germany, the receipt of any required regulatory and shareholder approvals and consents from time to time and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the

Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs
megan.mccrae@organigram.ca